UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

BuzzFeed, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value

(Title of Class of Securities)

12430A300

(CUSIP Number)

Stephanie Brecher

New Enterprise Associates

1954 Greenspring Drive, Suite 600

Timonium, MD 21093

(410) 842-4000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 14, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12430A300	13D	Page 2 of 17 Pages

1.	NAMES OF REPORTING PERSONS. New Enterprise Associates 13, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 3,833,473 Shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 3,833,473 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,833,473 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 12430A300	13D	Page 3 of 17 Pages

1.	NAMES OF REPORTING PERSONS. NEA Partners 13, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 3,833,473 Shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 3,833,473 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,833,473 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 12430A300	13D	Page 4 of 17 Pages

1.	NAMES OF REPORTING PERSONS. NEA 13 GP, LTD
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 3,833,473 Shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 3,833,473 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,833,473 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9%
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 12430A300	13D	Page 5 of 17 Pages

1.	NAMES OF REPORTING PERSONS. Forest Baskett
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 3,833,473 Shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 3,833,473 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,833,473 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 12430A300	13D	Page 6 of 17 Pages

1.	NAMES OF REPORTING PERSONS. Anthony A. Florence, Jr.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 3,833,473 Shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 3,833,473 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,833,473 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 12430A300	13D	Page 7 of 17 Pages

1.	NAMES OF REPORTING PERSONS. Patrick J. Kerins
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 55,712 Shares
	8.	SHARED VOTING POWER 3,833,473 Shares
	9.	SOLE DISPOSITIVE POWER 55,712 Shares
	10.	SHARED DISPOSITIVE POWER 3,833,473 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,889,185 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 12430A300	13D	Page 8 of 17 Pages

1.	NAMES OF REPORTING PERSONS. Mohamad H. Makhzoumi
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 3,833,473 Shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 3,833,473 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,833,473 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 12430A300	13D	Page 9 of 17 Pages

1.	NAMES OF REPORTING PERSONS. Scott D. Sandell
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 3,833,473 Shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 3,833,473 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,833,473 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 12430A300	13D	Page 10 of 17 Pages

Item 1.	Security and Issuer.

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D originally filed on January 13, 2022, and relates to the common shares, $0.0001 par value (the “Class A Common Stock”), of BuzzFeed, Inc. (the “Issuer”), having its principal executive office at 229 West 43rd Street, New York, New York 10036.

Certain terms used but not defined in this Amendment No. 1 have the meanings assigned thereto in the Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule 13D.

This Amendment No. 1 is being filed to report that the beneficial ownership of the outstanding Class A Common Stock held by the Reporting Persons (as defined below) has decreased by more than 1% as a result of an increase in the number of shares of Class A Common Stock outstanding.

Item 2.	Identity and Background.

This statement is being filed by:

(a) New Enterprise Associates 13, L.P. (“NEA 13”); NEA Partners 13, L.P. (“NEA Partners 13”), which is the sole general partner of NEA 13; and NEA 13 GP, LTD (“NEA 13 LTD” and together with NEA Partners 13, the “Control Entities”), which is the sole general partner of NEA Partners 13; and

(b) Forest Baskett (“Baskett”), Patrick J. Kerins (“Kerins”) and Scott D. Sandell (“Sandell”) (together, the “Directors”), and Anthony A. Florence, Jr. (“Florence”) and Mohamad H. Makhzoumi (“Makhzoumi”). The Directors are the directors of NEA 13 LTD. Florence, Makhzoumi and Sandell are each a member of the Executive Committee of NEA Management Company, LLC (the “Executive Committee”).

The persons named in this Item 2 are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

The address of the principal business office of NEA 13, each Control Entity, Kerins and Sandell is New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, MD 21093. The address of the principal business office of Baskett and Makhzoumi is New Enterprise Associates, 2855 Sand Hill Road, Menlo Park, CA 94025. The address of the principal business office of Florence is New Enterprise Associates, 104 5th Ave., 19th Floor, New York, NY 10011.

The principal business of NEA 13 is to invest in and assist growth-oriented businesses located principally in the United States. The principal business of NEA Partners 13 is to act as the sole general partner of NEA 13. The principal business of NEA 13 LTD is to act as the sole general partner of NEA Partners 13. The principal business of each of the Directors and the Executive Committee is to manage the Control Entities, NEA 13 and a number of affiliated partnerships with similar businesses.

During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

NEA 13 and NEA Partners 13 are exempted limited partnerships organized under the laws of the Cayman Islands. NEA 13 LTD is an exempted company organized under the laws of the Cayman Islands. Each of the Directors is a United States citizen. Each of Florence and Makhzoumi is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.	Purpose of Transaction.

Not applicable.

CUSIP No. 12430A300	13D	Page 11 of 17 Pages

Item 5.	Interest in Securities of the Issuer.

(a)	The amounts of Class A Common Stock reported herein reflect a 1-for-4 reverse stock split effected by the Issuer on May 6, 2024. NEA 13 is the record owner of the NEA 13 Shares. As the general partner of NEA 13, NEA Partners 13 may be deemed to own beneficially the NEA 13 Shares. As the sole general partner of NEA Partners 13, NEA 13 LTD may be deemed to own beneficially the NEA 13 Shares. As directors of NEA 13 LTD, each of the Directors may be deemed to own beneficially the NEA 13 Shares. As an individual member of the Executive Committee, which committee has been delegated approval rights with respect to dispositions of the NEA 13 Shares, each of Florence and Makhzoumi may also be deemed to own beneficially the NEA 13 Shares.

As of May 16, 2024, Kerins is the record owner of 55,712 shares of Class A Common Stock.

Each Reporting Person disclaims beneficial ownership of the NEA 13 Shares other than those shares which such person owns of record.

The percentage of outstanding Class A Common Stock of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person’s cover sheet. Such percentage was calculated based on 35,240,395 shares of Class A Common Stock reported by the Issuer to be outstanding as of May 10, 2024 on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 14, 2024.

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See line 7 of cover sheets

(ii)	shared power to vote or to direct the vote: See line 8 of cover sheets

(iii)	sole power to dispose or to direct the disposition: See line 9 of cover sheets

(iv)	shared power to dispose or to direct the disposition: See line 10 of cover sheets

(c)	None of the Reporting Persons has effected any transaction in the shares of Class A Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Class A Common Stock beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13D.

Exhibit 2 – Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.

CUSIP No. 12430A300	13D	Page 12 of 17 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

EXECUTED this 16th day of May, 2024.

NEW ENTERPRISE ASSOCIATES 13, L.P.

By:	NEA PARTNERS 13, L.P. General Partner

By:	NEA 13 GP, LTD General Partner

  By:          *

 Scott D. Sandell

 Director

NEA PARTNERS 13, L.P.

By:	NEA 13 GP, LTD General Partner

By:          *

Scott D. Sandell

Director

NEA 13 GP, LTD

By:          *

Scott D. Sandell

Director

CUSIP No. 12430A300	13D	Page 13 of 17 Pages

                 *

Forest Baskett

                 *

Patrick J. Kerins

                 *

Scott D. Sandell

EXECUTIVE COMMITTEE

                 *

Anthony A. Florence, Jr.

                 *

Mohamad H. Makhzoumi

*/s/ Zachary Bambach

Zachary Bambach

As attorney-in-fact

This Amendment No. 1 to Schedule 13D was executed by Zachary Bambach on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached as Exhibit 2.

CUSIP No. 12430A300	13D	Page 14 of 17 Pages

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of Buzzfeed, Inc.

EXECUTED this 16th day of May, 2024.

NEW ENTERPRISE ASSOCIATES 13, L.P.

By:	NEA PARTNERS 13, L.P. General Partner

By:	NEA 13 GP, LTD General Partner

  By:          *

 Scott D. Sandell

 Director

NEA PARTNERS 13, L.P.

By:	NEA 13 GP, LTD General Partner

By:          *

Scott D. Sandell

Director

NEA 13 GP, LTD

By:          *

Scott D. Sandell

Director

CUSIP No. 12430A300	13D	Page 15 of 17 Pages

                 *

Forest Baskett

                 *

Patrick J. Kerins

                 *

Scott D. Sandell

EXECUTIVE COMMITTEE

                 *

Anthony A. Florence, Jr.

                 *

Mohamad H. Makhzoumi

*/s/ Zachary Bambach

Zachary Bambach

As attorney-in-fact

This Agreement relating to Schedule 13D was executed by Zachary Bambach on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached hereto as Exhibit 2.

CUSIP No. 12430A300	13D	Page 16 of 17 Pages

EXHIBIT 2

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Zachary Bambach, Nicole Hatcher and Stephanie Brecher, and each of them, with full power to act without the others, his or her true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his or her capacity as a direct or indirect general partner, director, officer or manager of any partnership, corporation or limited liability company, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, including, without limitation, Forms 3, 4 and 5 and Schedules 13D and 13G (and any amendments thereto), and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission (the “SEC”), including, but not limited to, signing a Form ID for and on behalf of the undersigned and filing such Form ID with the SEC, and with any other entity when and if such is mandated by the Exchange Act or by the Financial Industry Regulatory Authority, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he or she might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his or her substitutes, may lawfully do or cause to be done by virtue hereof. This power of attorney is perpetual, unless revoked by the undersigned in a signed writing delivered to each of the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 29th day of February, 2024.

/s/ Peter J. Barris
Peter J. Barris

/s/ Forest Baskett
Forest Baskett

/s/ Ali Behbahani
Ali Behbahani

/s/ Ronald D. Bernal
Ronald D. Bernal

/s/ Ann Bordetsky
Ann Bordetsky

/s/ Carmen Chang
Carmen Chang

/s/ Philip Chopin
Philip Chopin

/s/ Anthony A. Florence, Jr.
Anthony A. Florence, Jr.

/s/ Jonathan Golden
Jonathan Golden

/s/ Scott Gottlieb
Scott Gottlieb

CUSIP No. 12430A300	13D	Page 17 of 17 Pages

/s/ Mark Hawkins
Mark Hawkins

/s/ Jeffrey R. Immelt
Jeffrey R. Immelt

/s/ Aaron Jacobson
Aaron Jacobson

/s/ Patrick J. Kerins
Patrick J. Kerins

/s/ Hilarie Koplow-McAdams
Hilarie Koplow-McAdams

/s/ Vanessa Larco
Vanessa Larco

/s/ Julio C. Lopez
Julio C. Lopez

/s/ Tiffany Le
Tiffany Le

/s/ Mohamad H. Makhzoumi
Mohamad H. Makhzoumi

/s/ Edward T. Mathers
Edward T. Mathers

/s/ Gregory Papadopoulos
Gregory Papadopoulos

/s/ Kavita Patel
Kavita Patel

/s/ Scott D. Sandell
Scott D. Sandell

/s/ A. Brooke Seawell
A. Brooke Seawell

/s/ Peter Sonsini
Peter Sonsini

/s/ Melissa Taunton
Melissa Taunton

/s/ Paul E. Walker
Paul E. Walker

/s/ Rick Yang
Rick Yang